SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25
                        Commission File Number:0-22810

                         NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-KSB |_| Form 11-K |_| Form 20-F |_| Form 10-Q |_| Form N-SAR

         For Period Ended: December 31, 1998 [X]

         Transition Report on Form 10-K [ ]
         Transition Report on Form 20-F [ ]
         Transition Report on Form 11-K [ ]
         Transition Report on Form 10-Q [ ]
         Transition Report on Form N-SAR [ ]

         For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable.

                                    PART I
                            REGISTRANT INFORMATION

                      Mace Security International, Inc.
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                           Full Name of Registrant

                               Not Applicable.
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                          Former Name if Applicable

                               160 Benmont Ave.
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                    Address of Principal Executive Office
                             (Street and Number)

                             Bennington, VT 05201
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                           City, State and Zip Code

                                   PART II
                           RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                  NARRATIVE

State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The subject Form 10-KSB cannot be timely filed without unreasonable effort or expense because the Company's Chief Financial Officer became seriously ill during the week prior to the due date and, with the significant reduction in staff since the sale of the Company's Law enforcement division, there is not adequate staff in place to complete the Form 10K-SB without the assistance of the CFO.

                                   PART IV
                              OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Mark Capone CFO                800                    255-2634
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          (Name)                (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that there will be significant changes in the results of operations of the Registrant from the corresponding period for the prior fiscal year reflected by the earnings statements to be included in the Registrant's 10-KSB. Registrant expects a loss of approximately $872,000 for the year ended December 31, 1998. This represents a decreased loss of approximately $728,000. This decrease is primarily due to the sale of Registrant's Law Enforcement division in July 1998 and reductions in staff.

                      Mace Security International, Inc.
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                 (Name of Registrant as Specified in Charter)

           Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date March 29, 1999            By: /s/ Jon E. Goodrich

     -------------------            --------------------------
                                    Name: Jon E. Goodrich,
                                    Title: President and CEO

     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)